Exhibit 99.1

TRANSLATION FROM THE FRENCH VERSION FOR INFORMATION PURPOSES ONLY

PUBLIC BUY OUT OFFER FOLLOWED BY A SQUEEZE OUT

RELATING TO THE SHARES AND BONDS CONVERTIBLE INTO NEW SHARES

OR EXCHANGEABLE FOR EXISTING SHARES (OCEANES) OF THE COMPANY

INITIATED BY THE COMPANY

NOKIA CORPORATION

PRESENTED BY

PRESS RELEASE RELATING TO THE AVAILABILITY OF THE JOINT OFFER DOCUMENT (NOTE D’INFORMATION CONJOINTE) AND THE “OTHER INFORMATION” DOCUMENTS (DOCUMENTS “AUTRES INFORMATIONS”) RELATING, IN PARTICULAR, TO THE LEGAL, FINANCIAL AND ACCOUNTING CHARACTERISTICS OF NOKIA CORPORATION AND ALCATEL LUCENT

PRICE OF THE OFFER: 3,50 euros per Alcatel Lucent share 4,51 euros per Alcatel Lucent 2019 OCEANE 4,50 euros per Alcatel Lucent 2020 OCEANE DURATION OF THE OFFER: 10 trading days

Important notice

Following completion of the public buy-out offer, the squeeze-out procedure provided for by Article L. 433-4, II of the French Monetary and Financial Code will be implemented. Alcatel Lucent shares and OCEANEs not tendered into the public buy-out offer will be transferred to Nokia Corporation (“Nokia”) the trading day following the expiration date of the public buy-out offer, in consideration for a compensation of 3.50 euros per Alcatel Lucent share, 4.51 euros per Alcatel Lucent 2019 OCEANE and 4.50 euros per Alcatel Lucent 2020 OCEANE, net of all costs.

This press release has been prepared and disseminated jointly by Nokia and Alcatel Lucent according to the provisions of Articles 231-27, 1°, 2° and 3° and 231-28, I of the general regulation of the French stock market authority (Autorité des marchés financiers) (the ”AMF”).

Pursuant to Article L. 621-8 of the French Monetary and Financial Code and Article 231-23 of its general regulation, the AMF, as a result of its clearance decision dated September 20, 2016, delivered visa No. 16-438 dated September 20, 2016 on the offer document prepared jointly by Nokia and Alcatel Lucent relating to the public buy-out offer followed by a squeeze-out initiated by Nokia on Alcatel Lucent shares, OCEANEs 2019 and OCEANEs 2020 not yet held by Nokia (the “Offer”).

In accordance with Article 231-28 of the AMF general regulation, the “other information” documents relating, in particular, to the legal, financial and accounting characteristics of Nokia and Alcatel Lucent has been filed with the AMF on September 20, 2016 and made available to the public on September 21, 2016.

This joint offer document which received the visa of the AMF as well as the “other information” documents relating, in particular, to the legal, financial and accounting characteristics of Nokia and Alcatel Lucent are available on the websites of the AMF (www.amf-france.org), Nokia (www.nokia.com) and Alcatel Lucent (www5.alcatel-lucent.com). Copies of the joint offer document and the “other information” documents may be obtained free of charge from:

Nokia Karaportti 3 FI-02610 Espoo Finland	Alcatel Lucent 148-152, route de la Reine 92100 Boulogne-Billancourt France	Société Générale CORI/COR/FRA 75886 Paris Cedex 18 France

MEDIA ENQUIRIES

Nokia

Communication

Tél. : +358 (0) 10 448 4900

Email : press.services@nokia.com

INVESTOR ENQUIRIES

Nokia

Investor Relations

Tel. +358 4080 3 4080

Email: investor.relations@nokia.com

Disclaimer

This press release was prepared for informational purpose only. This press release does not constitute an offer to the public nor is it intended to be transmitted in any other country than France. The transmission of this press release, the Offer and its acceptance may be subject to specific regulations or restrictions in certain countries. The Offer is not directed to any persons subject to such restrictions, neither directly or indirectly, and may not be accepted in any way from a country where the Offer would be subject to such restrictions. Consequently, persons in possession of this press release are responsible for informing themselves on potential applicable local restrictions and for complying with such restrictions. Nokia and Alcatel Lucent accept no responsibility for any violation of such restrictions by any person.

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